Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024, Cemtrex Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Series 1 Preferred Stock of Cemtrex Inc., effective at the opening of the trading session on April 1, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company preferred stock no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on July 25, 2023.
On July 25, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On December 12, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones.
Based on the Company failure to meet the terms of the exception, on January 18, 2024, the Panel issued a final decision denying the Company preferred stock continued listing and notified the Company that trading in the Company preferred stock securities would be suspended on January
22, 2024. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on March 4, 2024.